Mail Stop 4720

November 3, 2009

Raymond P. Warrell, Jr., M.D.
Chairman and Chief Executive Officer
Genta Incorporated
200 Connell Drive
Berkeley Heights, New Jersey 07922

>   **Re: Genta Incorporated**
>   **Registration Statement on Form S-1**
>   **Filed September 24, 2009**
>   **File No. 333-152328**

Dear Dr. Warrell:

We have reviewed your supplemental response dated October 16, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note that the disclosure you have provided in response to our comments provides the requested information for all of your selling stockholders in the aggregate. Your disclosure should include the requested information for each of your selling stockholders on an individual basis. Please revise your disclosure accordingly.

2. We note your statement that the selling stockholders may be able to elect which securities received in the July 2009 financing and the September 2009 financing they would like

registered in the offering. To the extent that the selling stockholders elect to include shares received in the September 2009 financing, each of the disclosures requested in our prior comments should be provided with respect to the securities issued in the September 2009 financing in addition to the July 2009 financing. Please revise your disclosure accordingly.

3. Please note that the disclosure that we have requested in our comments is material to an investor and must be included in the registration statement. We will not be in a position to take your registration statement effective until you have amended it to include the requested information.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Bryan Pitko at (202) 551-3203, Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Emilio Ragosa, Esq.
    Morgan, Lewis & Bockius LLP
    502 Carnegie Center
    Princeton, New Jersey 08540